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                                                                    Exhibit 99.1



December 17, 1997

Mr. Richard Bradbury, President
International Realty Group, Inc.
111 NW 183rd Street
Miami FL 33169

Dear Mr. Bradbury:

Pursuant to Regulation S-B, under the Securities Act of 1933 and the Securities and Exchange Act of 1934, item 310(2)(v), material accounting changes, this will inform you that effective for the quarter ending September 30, 1996 and retroactive to preceding periods the following accounting changes have occurred in your consolidated financial statements:

         1. The presentation format of the consolidated balance sheet has changed from classified to non-classified due to the change from principally the service industry to principally the real estate industry.

         2. Due to the acquisition of August 19, 1996, which has been treated in a manner similar to a pooling of interest the consolidated financial statements of the Company have been restated for the current quarter and all preceding quarters as a result of this transaction.

The changes made to the financial statement presentation (which is not an accounting change) is the presentation utilized by the real estate industry, which is preferable. The effect of the pooling of interest had a material effect to the prior period financial statements. As a result of the pooling, net loss for the year ended December 31, 1995 increased $615,300 or $.06 per share as a result of the transaction.

Very truly yours,


/s/ Raymond F. Marin
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Raymond F. Marin
RFM:nm